UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Reorganization of Corporate Structure

On March 20, 2025, Euro Tech Holdings Company Limited (the “Company”) announced that it conducted a reorganization (the “Reorganization”). The Reorganization consists of (i) the incorporation of Euro Tech Global Pte. Limited, a Singapore company (the “Euro Tech Global”) as a wholly-owned subsidiary of the Company, and (ii) the Company’s transfer of all of its shares of Euro Tech (Far East) Limited, a Hong Kong company (“Far East”), to Euro Tech Global.

The following diagram illustrates the Company’s corporate structure prior to the Reorganization:

The following diagram illustrates the Company’s corporate structure after the Reorganization:

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Incorporation of Euro Tech Global

Euro Tech Global was incorporated on March 3, 2025 (the “Incorporation”). The Company holds 100 ordinary shares of Euro Tech Global as its sole shareholder.

The board of directors of the Company (the “Board”) has approved the Incorporation on February 13, 2025 by written resolutions.

Share Transfer

On March 20, 2025, the Company entered into a share transfer agreement with Euro Tech Global, pursuant to which the Company transferred 1,000,000 ordinary shares of Far East (which constitutes all of the issued and outstanding shares of Far East) to Euro Tech Global, for a purchase price of HK$10,000 (the “Share Transfer”). After the Share Transfer is completed, Far East becomes the wholly-owned subsidiary of Euro Tech Global.

The Board has approved the Share Transfer on February 13, 2025 by written resolutions.

Other Miscellaneous Matters

Shanghai Euro Tech Limited, formerly a wholly-owned subsidiary of Far East, had been deregistered on October 8, 2024, and therefore is not in the structure charts above. Shanghai Euro Tech Limited has ceased its active business operations since September, 2022.

PACT Environmental Technology Pte. Ltd., a Singapore company, was incorporated on November 7, 2024 and as listed in the structure chart above, Far East holds 58% of its shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

March 20, 2025	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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